Apex Critical Metals Graduates to OTCQX® Best Market

Vancouver, British Columbia -August 1, 2025 - Apex Critical Metals Corp. ("Apex" or the "Company") (CSE: APXC | OTCQX: APXCF | FWB: KL9) is pleased to announce that OTC Markets Group Inc. (OTCQX: OTCM), operator of regulated markets for trading 12,000 U.S. and international securities, today announced that Apex has qualified to trade on the OTCQX® Best Market. Apex previously traded on the OTCQB® Venture Market.

Apex begins trading today on OTCQX under the symbol "APXCF". U.S. investors can access current financial disclosure and real-time level 2 quotes for the Company at www.otcmarkets.com.

The OTCQX Market is designed for established, investor-focused U.S. and international companies. In order to qualify, companies must meet more stringent qualification requirements than other OTC marketplaces, including higher financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws. Graduating to the OTCQX Market from the OTCQB marks a significant milestone that allows companies to demonstrate their qualifications and enhance visibility within the U.S. investment community.

"Graduating to the OTCQX Market marks another important step forward in our mission to build a leading North American explorer focused on critical metals," stated Sean Charland, CEO of Apex. "This upgrade reflects the financial strength of our company, our commitment to transparent disclosure, and our intention to engage a broader base of U.S. investors as we continue to advance our rare earth and niobium-focused projects."

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates regulated markets for trading 12,000 U.S. and international securities. Our data-driven disclosure standards form the foundation of our public markets: OTCQX® Best Market, OTCQB® Venture Market, OTCID™ Basic Market and Pink Limited™ Market. Our OTC Link® Alternative Trading Systems (ATSs) provide critical market infrastructure that broker- dealers rely on to facilitate trading. Our innovative model offers companies more efficient access to the U.S. financial markets.

OTC Link ATS, OTC Link ECN, OTC Link NQB, and MOON ATS™ are each SEC regulated ATS, operated by OTC Link LLC, a FINRA and SEC registered broker-dealer, member SIPC. To learn more about how we create better informed and more efficient markets, visit www.otcmarkets.com.

Media Contact:

OTC Markets Group Inc.,
+1 (212) 896-4428,
media@otcmarkets.com

About Apex Critical Metals Corp.

Apex Critical Metals Corp. ("Apex" or the "Company") is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8- kilometre niobium trend. Apex's Bianco carbonatite project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (the "CSE") under the symbol APXC, in the United States on the OTCQX market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

--Sean Charland--

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include: statements regarding the Company's intention to engage a broader base of U.S. investors and statements regarding the Company's intention to investigate potential high-value opportunities to meet the demand for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, variations in ore grade or recovery rates, changes in project parameters as plans continue to be refined, unsuccessful exploration results, future metal prices, availability of capital and financing on acceptable terms, general economic, market or business conditions, risks associated with regulatory changes, defects in title, availability of personnel, materials and equipment on a timely basis, accidents or equipment breakdowns, uninsured risks, delays in receiving government approvals, unanticipated environmental impacts on operations and costs to remedy same. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.